Renovacor, Inc.

P.O. Box 8142

Greenwich, CT 06836

October 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Michael Davis

Re:	Renovacor, Inc.

Registration Statement on Form S-1

SEC File No. 333-260299

Filed October 15, 2021

Mr. Davis:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Renovacor, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-260299) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, eastern time, on November 1, 2021, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Hamilton Sanders LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Hamilton Sanders LLP, by calling Rachael M. Bushey at (215) 981-4331.

Please feel free to direct any questions or comments concerning this request to Rachael M. Bushey, Esq. of Troutman Pepper Hamilton Sanders LLP at (215) 981-4331.

RENOVACOR, INC.

By:	/s/ Magdalene Cook, M.D.
Name: Magdalene Cook, M.D.
Title: President and Chief Executive Officer

Cc:	Rachael M. Bushey, Troutman Pepper Hamilton Sanders LLP

Kristen O’Connor, Troutman Pepper Hamilton Sanders LLP